Internet Initiative Japan Inc.,
Jinbocho Mitsui Bldg.,
1-105 Kanda Jinbo-cho,
Chiyoda-ku, Tokyo 101-0051, Japan

August 13, 2010
Ms. Kathleen Collins,
Accounting Branch Chief,
Division of Corporation Finance,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549,
U.S.A.

RE:	Internet Initiative Japan, Inc. Form 20-F for the year ended March 31, 2009 File No. 000-30204
Dear Ms. Collins:
This is in response to the comments of the Staff (the “staff”) of the Securities and Exchange Commission (the “Commission”) in your letter dated August 2, 2010, with respect to the annual report on Form 20-F of Internet Initiative Japan, Inc. (“IIJ”) for the fiscal year ended March 31, 2009 (the “2009 Form 20-F”). For your convenience, we have included the text of the staff’s comments below and have keyed IIJ responses accordingly.
Note 1. Description of Business and Summary of Significant Accounting Policies
Revenue Recognition, page F-12
1.	We note your response to prior comment 1 where you indicate for arrangements that are accounted for under ASC 985-605, you are able to establish VSOE of fair value for the monitoring and operating services based on separate renewals as these services are “consistently priced within a narrow range.” Please quantify your terms “consistently priced” and “narrow range” and tell us how you apply these criteria in concluding that you are reasonably able to establish VSOE of fair value for your monitoring and operating services pursuant to ASC 985-605-25-7. In addition, your response indicates the monitoring and operating services are included in your contracts for periods ranging from one to five years. Tell us how the term of such services factors into your VSOE analysis.

Ms. Kathleen Collins

Response:	IIJ respectfully advises the staff that the contractual term for our monitoring and operating services is usually one year. Generally, our contracts include annual renewal options, which allows the customer renew the monitoring and operating services for additional annual periods at a price that is generally consistent with the initial contracted price.

We maintain a price list that includes standard prices for our products and services. We monitor our separate sales (i.e., renewals) of monitoring and operating services in order to track the discount from our standard list prices.

We generally sell our operating and maintenance services at 80 percent of our standard list price. Accordingly, we track all our separate renewals of monitoring and operating services, to ensure that most of our transactions are within a range of plus or minus 15 percent from 80 percent of the standard list price (i.e. from 68% to 92% of standard sales price). For the fiscal years ended March 31, 2008 and 2009, 80.4% and 80.5% respectively, of our transactions fell within this range. The result of our analysis was as follows:
Analysis of revenue for the year ended March 31, 2008

			Monitoring and other
			operating service
			revenue of renewed
Range of percentage of the			contracts for the year
actual sales price to the	Number of service		ended March 31, 2008
standard sales price	contract		(in single yen)
68-92%	234	80.4%	3,463,010,582	95.0%
Others	57	19.6%	181,479,362	5.0%
Total	291	100.0%	3,644,489,944	100.0%
Analysis of revenue for the year ended March 31, 2009

			Monitoring and other
			operating service
			revenue of renewed
Range of percentage of the			contracts for the year
actual sales price to the	Number of service		ended March 31, 2009
standard sales price	contract		(in single yen)
68-92%	247	80.5%	3,941,023,040	92.1%
Others	60	19.5%	340,236,407	7.9%
Total	307	100%	4,281,259,447	100.0%
Therefore, we concluded that we established VSOE of fair value for the monitoring and operating services based on separate renewals as these services are consistently priced within a narrow range.
In the previous response letter dated July 14, 2010, in addition to the monitoring and operating services, we also referred to hardware maintenance services when we stated the contractual terms are generally “one to five years.” As mentioned above, the contractual term for monitoring and operating services is generally one year.

Ms. Kathleen Collins
*   *   *   *   *
IIJ acknowledges that:
•	IIJ is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	IIJ may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any questions on the foregoing, please do not hesitate to contact me by phone at 81-3-5205-6333, by email at register@iij.ad.jp, or by facsimile at 81-3-5259-6311.

Sincerely,
/s/ Akihisa Watai
Akihisa Watai
Managing Director, Chief Financial Officer and Chief Accounting Officer

cc:	Megan Akst Ryan Houseal Maryse Mills-Apenteng (Securities and Exchange Commission)

Izumi Akai Taniguchi Yoichiro Sandra Treusdell (Sullivan & Cromwell LLP)